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                              February 12, 2021

       Andrew McBride
       Chief Financial Officer and Secretary
       Gores Holdings VIII, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Holdings
VIII, Inc.
                                                            Form S-1
                                                            Filed January 27,
2021
                                                            File No. 333-252483

       Dear Mr. McBride:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 27, 2021

       Risk Factors, page 69

   1. You disclose that the forum provision in the warrant agreement will not apply to suits brought to enforce any
liability or duty created by the Exchange Act or any other claim for which the federal
district courts of the United States of America are the sole and exclusive forum. Please also
disclose whether this provision applies to actions arising under the
                                                        Securities Act. If this
provision does not apply to actions arising under the Securities Act or the Exchange Act,
please also ensure that the exclusive forum provision in the warrant agreement states this
clearly.
   2. Tell us how your exclusive forum provision contained in your warrant agreement is consistent with your
different exclusive forum provision that applies to derivative actions.
 Andrew McBride
Gores Holdings VIII, Inc.
February 12, 2021
Page 2
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. Please have your independent accountant provide a signed report in an amended filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



FirstName LastNameAndrew McBride                             Sincerely,
Comapany NameGores Holdings VIII, Inc.
                                                             Division of
Corporation Finance
February 12, 2021 Page 2                                     Office of
Technology
FirstName LastName